[redacted]

SEC Mail Processing Section
FEB 25 2010
Washington, DC
122

SECURI 10026904 ISSION

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 50912

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Herndon Plant Oakley Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 North Shoreline Blvd., Suite 2200 South
(No. and Street)

Corpus Christi	Texas	78401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

4421 Wanda Lane	**Flower Mound**	**Texas**	**75022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/2010

OATH OR AFFIRMATION

I, James T. Oakley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Herndon Plant Oakley Ltd.**, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ELIZABETH D. RAGAN
Notary Public, State of Texas
My Commission Expires
November 20, 2011

Signature

Partner
Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Partners
Herndon Plant Oakley Ltd.

We have audited the accompanying statement of financial condition of Herndon Plant Oakley Ltd. as of December 31, 2009, and the related statements of income, partners' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Herndon Plant Oakley Ltd. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 15, 2010

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

HERNDON PLANT OAKLEY LTD.
Statement of Financial Condition
December 31, 2009

ASSETS

Cash and cash equivalents	$	932,275
Certificates of deposit		169,837
Receivable from clearing broker/dealer		289,734
Investment advisory fees receivable		801,908
Miscellaneous receivables		25,697
Prepaid expenses		102,244
Note receivable		12,000
Marketable securities		29,730
Clearing deposit		35,000
Property and equipment, net of accumulated depreciation of $159,689		98,101
Deposits		3,750
TOTAL ASSETS	$	2,500,276

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Accounts payable	$	107,481
Accrued expenses		305,240
Income tax payable - state		33,896
TOTAL LIABILITIES		446,617
Partners' Capital		2,053,659
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	2,500,276

See notes to financial statements.

HERNDON PLANT OAKLEY LTD.
Statement of Income
Year Ended December 31, 2009

Revenue	
Securities commissions	$ 4,905,351
Investment advisory fees	2,857,368
Other revenue	11,042
TOTAL REVENUE	7,773,761
Expenses	
Management fees to General Partner	2,876,300
Compensation and related costs	2,533,584
Clearing and other charges	563,047
Communications	440,702
Occupancy and equipment costs	299,995
Promotional costs	96,785
Regulatory fees and expenses	44,038
Professional fees	252,168
Other expenses	296,191
TOTAL EXPENSES	7,402,810
Net income before other loss and provision for income taxes	370,951
Unrealized loss on marketable securities and certificates of deposit	(6,188)
Net income before provision for income taxes	364,763
Income taxes - state	45,000
NET INCOME	$ 319,763

See notes to financial statements.

HERNDON PLANT OAKLEY LTD.
Statement of Partners' Capital
Year Ended December 31, 2009

	General Partner	Limited Partners	Total
Balances at December 31, 2008	$ 17,339	$ 1,716,557	$ 1,733,896
Net income	3,198	316,565	319,763
Balances at December 31, 2009	$ 20,537	$ 2,033,122	$ 2,053,659

See notes to financial statements.

HERNDON PLANT OAKLEY LTD.
Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities:	
Net income	$ 319,763
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	24,097
Unrealized loss on marketable securities and certificates of deposit	6,188
Loss on disposal of property and equipment	433
Changes in assets and liabilities	
Decrease in receivable from clearing broker/dealer	38,001
Increase in investment advisory fees receivable	(288,902)
Increase in miscellaneous receivable	(25,697)
Increase in prepaid expenses	(23,304)
Decrease in accounts payable	(32,593)
Increase in accrued expenses	40,125
Decrease in income tax payable - state	(31,104)
Net cash provided by operating activities	27,007
Cash flows from investing activities:	
Realized loss on securities	(64)
Purchase of property and equipment	(15,099)
Net cash used in investing activities	(15,163)
Net increase in cash and cash equivalents	11,844
Cash and cash equivalents at beginning of year	920,431
Cash and cash equivalents at end of year	$ 932,275

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ -
Income taxes - state	$ 76,104

See notes to financial statements.

HERNDON PLANT OAKLEY LTD.
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Herndon Plant Oakley Ltd. (the Partnership), a Texas limited partnership, was formed in January 1998 for the purpose of providing financial services, including securities brokerage and investment advisory services. The Partnership is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership is also registered with the SEC pursuant to Section 203 of the Investment Advisors Act of 1940. The Partnership's customers are primarily individuals located throughout the United States.

The Partnership operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The general partner of the Partnership is Herndon Plant Oakley I Inc. (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

The Partnership terminates on December 31, 2030, unless sooner terminated or extended as provided in the partnership agreement.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

HERNDON PLANT OAKLEY LTD.
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Cash, receivable from clearing broker/dealer, investment advisory fees receivable and accounts payable are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Marketable securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Marketable Equity Securities

Marketable securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. The increase or decrease in fair value is credited or charged to operations.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided for using straight line methods over the estimated useful lives of primarily five to seven years.

Security Transactions

Security transactions and commission revenue and the related expenses are recorded on a trade date basis.

Investment Advisory Fees

Investment advisory fees are earned based on contractual percentages of client assets under management. The fees are billed quarterly in arrears.

Advertising Costs

The Partnership expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements. The Partnership is subject to state income taxes.

HERNDON PLANT OAKLEY LTD.
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Partnership has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Partnership has reviewed all open tax years and concluded that there is no impact on the Partnership's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2009, open Federal tax years include the tax years ended December 31, 2002 through December 31, 2008.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Partnership. The agreement also requires the Partnership to maintain a minimum of $35,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Partnership is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Partnership had net capital and net capital requirements of $770,215 and $250,000, respectively. The Partnership's net capital ratio was 0.58 to 1.

Note 4 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 4 - Fair Value (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Partnership has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

In accordance with FASB ASC 820, the following table summarizes the valuation of the Partnership's investments by the fair value hierarchy levels as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Certificates of deposit	$ -	$ -	$ 169,837	$ 169,837
Marketable equity securities	29,730	-	-	29,730
Totals	$ 29,730	$ -	$ 169,837	$ 199,567

Cost and fair value of certificates of deposit and marketable equity securities at December 31, 2009, are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Certificates of deposit	$ 165,469	$ 4,368	$ -	$ 169,837
Marketable equity securities	44,100	-	14,370	29,730
	$ 209,569	$ 4,368	$ 14,370	$ 199,567

Note 5 - Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture, fixtures and equipment	$ 205,205
Leasehold improvements	52,585
	257,790
Accumulated depreciation	(159,689)
	$ 98,101

Depreciation expense for the year was $24,097 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 6 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Partnership's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Partnership and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Partnership has $1,170,075, or approximately 47%, of its total assets in money market funds, commissions receivable, certificates of deposit, marketable securities, and a clearing deposit held by or due from its clearing broker/dealer.

Note 7 - Commitments

The Partnership leases office space under a noncancellable operating lease through April 2015. Future minimum lease payments due for each of the years ending December 31 are as follows:

2010	$ 130,841
2011	143,382
2012	163,913
2013	169,717
2014	174,194
Thereafter	58,509
	$ 840,556

Note 7 - Commitments (continued)

Office rent and equipment lease expense for the year was $223,960 (which includes additional rental and proportionate share of operating expenses payable under the lease agreements) and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 8 - Related Party Transactions

The Partnership and the General Partner are under common control and the existence of that control creates a financial position and operating results significantly different than if the companies were autonomous.

The General Partner manages and controls the business affairs of the Partnership and is entitled to receive a management fee for such services. The management fee is determined by the affirmative vote of a majority in interest of the limited partners and is not consummated on terms equivalent to arms length transactions. The management fee for the year ended December 31, 2009 was $2,876,300.

The Partnership has a note receivable from an employee with a remaining balance at December 31, 2009 of $12,000. The note bears interest at 6% and is due in five annual installments of $4,479, including interest, which began in May 2007.

Note 9 - 401(k) Profit Sharing Plan

The Partnership adopted the Herndon Plant Oakley Ltd. 401(k) Profit Sharing Plan (the Plan) effective June 1, 1999. The Partnership and eligible employees both may contribute to the Plan. The Plan is on a calendar year. All employees, except part time employees, are eligible to participate after reaching the age of 21 and completing one year of service. Employee salary deferral contributions and earnings on these contributions are 100% vested. The Partnership will contribute an amount of matching contributions determined by the Partnership at its discretion. The Partnership may or may not choose to make matching contributions for a particular year in an amount it will determine each year. Partnership matching and profit sharing contributions are subject to the following vesting schedule:

Years of Service	Vested Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Note 9 - 401(k) Profit Sharing Plan (continued)

Any participant as of June 1, 2005 who has met certain plan requirements may elect to have his vested interest determined under the prior vesting schedule in lieu of the schedule above. Such prior vesting schedule is:

Years of Service	Vested Percentage
Less than 2	0%
2 or more	100%

The Partnership did not contribute any matching amounts for 2009.

The Plan also provides a profit sharing component where the Partnership can make a discretionary contribution to the Plan, which is allocated based on the compensation of eligible employees. Discretionary profit sharing contributions for the year totaled $77,670 and are reflected in the accompanying statement of income as compensation and related costs.

Note 10 - Subsequent Events

The Partnership has evaluated subsequent events through February 15, 2010, the date which the financial statements were available to be issued.

Schedule I

HERNDON PLANT OAKLEY LTD.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2009

Total partners' capital qualified for net capital	$	2,053,659
Deductions and/or charges		
Non-allowable assets:		
Petty cash		200
Receivable from clearing broker/dealer		221,320
Investment advisory fees receivable		801,908
Miscellaneous receivables		25,697
Prepaid expenses		102,244
Note receivable		12,000
Property and equipment, net		98,101
Deposits		3,750
Total deductions and/or charges		1,265,220
Net capital before haircuts		788,439
Haircuts on securities:		
Cash equivalents		12,916
Certificates of deposit and commercial paper		849
Marketable securities		4,459
Total haircuts on securities		18,224
Net Capital	$	770,215
Aggregate indebtedness		
Accounts payable	$	107,481
Accrued expenses		305,240
Income tax payable - state		33,896
Total aggregate indebtedness	$	446,617
Computation of basic net capital requirement		
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$	250,000
Net capital in excess of minimum requirement	$	520,215
Ratio of aggregate indebtedness to net capital		0.58 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2009 by Herndon Plant Oakley Ltd. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

To the Partners
Herndon Plant Oakley Ltd.

In planning and performing our audit of the financial statements of Herndon Plant Oakley Ltd. (the Partnership), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 15, 2010

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Partners
Herndon Plant Oakley Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period April 1, 2009 to December 31, 2009, which were agreed to by Herndon Plant Oakley Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Herndon Plant Oakley Ltd. 's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Herndon Plant Oakley Ltd. 's management is responsible for the Herndon Plant Oakley Ltd. 's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries noting no differences;

2. Compared the amounts for the period April 1, 2009 to December 31, 2009 contained within the report on the audited Form X-17A-5 for the year ended December 31, 2009, with the amounts reported in Form SIPC-7T for the period April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 15, 2010

SIPC-7T
(29-REV 12/09)

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050912 FINRA DEC
HERNDON PLANT OAKLEY LTD 15*15
800 N SHORELINE BLVD STE 2200 SOUTH
CORPUS CHRISTI TX 78401-3756

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Beth Deubel-Ragan (800) 888-4894

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 4,660.56

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (1,548.82)
12/31/08 & 7/27/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3,111.74

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,111.74

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,111.74

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Herndon Plant Oakley Ltd.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Designated Principal
(Title)

Dated the 11th day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 20 09
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,835,688
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	42,612.01
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	5,878,300.01
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,691,312.99
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	315,691.44
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest Income	7,072.71
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	0
Total deductions	4,014,077.14
2d. SIPC Net Operating Revenues	$ 1,864,222.87
2e. General Assessment @ .0025	$ 4,660.56 (to page 1 but not less than $150 minimum)

HERNDON PLANT OAKLEY LTD.

FINANCIAL REPORT

DECEMBER 31, 2009